Exhibit 99.1

News Release

PartnerRe Ltd. Reports Third Quarter and Nine Month 2020 Results

▪Net income available to common shareholder of $206 million for the third quarter, driven by net unrealized investment gains of $218 million during the third quarter, reflecting a strong recovery in the financial markets from the first quarter of 2020

▪Non-life underwriting loss of $20 million and combined ratio of 101.6% for the third quarter, driven by catastrophic losses, including Hurricane Laura ($44 million or 3.5 points)

▪Life and Health allocated underwriting profit of $26 million for the third quarter

▪No change to prior quarter COVID-19 related reserve estimates for business interruption and event cancellation coverages and $28 million COVID-19 related losses for credit exposures in financial risk lines in the third quarter

▪Successfully raised $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes

PEMBROKE, Bermuda, November 18, 2020 - PartnerRe Ltd. ("the Company") today reported net income available to common shareholder of $206 million for the third quarter of 2020, which included net realized and unrealized investment gains of $14 million on fixed maturities and short-term investments, primarily due to decreases in worldwide credit spreads, and $44 million of net foreign exchange losses. This compared to a net income available to common shareholder of $216 million in the third quarter of 2019, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $41 million and $39 million of net foreign exchange gains.
Net income available to common shareholder was $2 million for the first nine months of 2020, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $225 million, primarily due to decreases in worldwide risk-free rates, partially offset by the widening of worldwide credit spreads, and net foreign exchange gains of $51 million. This compared to a net income available to common shareholder of $998 million for the first nine months of 2019, which included net realized and unrealized investment gains on fixed maturities and short-term investments of $484 million and $8 million of net foreign exchange losses.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release
PartnerRe President and Chief Executive Officer Jacques Bonneau commented, “This year has brought many unprecedented challenges, with the ongoing COVID-19 crisis and significant financial market disruption. This has been compounded by exceptional levels of catastrophic events for the industry, with the most active Atlantic hurricane season on record. Despite this challenging operating environment, PartnerRe has emerged with an increased focus on providing valuable capacity and solutions to our clients and broker partners to assist them in growing their businesses. We are committed to being a strong and responsive reinsurance partner - at a time when it is needed more than ever.”
Mr. Bonneau continued: “During the third quarter, we secured a €750 million third party capital commitment for future investments in our special purpose reinsurance vehicles, and successfully raised $500 million of debt, which will allow us to reduce our ongoing financing costs. With our strong capital, liquidity and solvency positions, I am confident that PartnerRe is well positioned to take advantage of the improving reinsurance market conditions.”
The COVID-19 pandemic and the related economic downturn is ongoing, and there continues to be significant uncertainty surrounding the full extent of the impact. The Company incurred $366 million of pre-tax losses, net of retrocession and reinstatement premiums, as a direct result of COVID-19 and the related effects of the economic downturn in the first nine months of 2020, with substantially all of the losses classified as incurred but not reported (IBNR) reserves. This is inclusive of $28 million of COVID-19 related losses recorded during the third quarter, driven by financial risks lines as a result of the continued economic downturn. The total COVID-19 related losses for the first nine months of 2020 reflect the Company's estimates on claims incurred as of September 30, 2020 and include $160 million, $191 million and $15 million of pre-tax losses, net of retrocession and reinstatement premiums, in its P&C, Specialty and Life and Health segments, respectively. These losses are attributable to business interruption and event cancellation related coverages, credit exposures in financial risks lines, and life and health business. Despite the recent market conditions, the Company's solvency position has remained strong and total capital has increased during the third quarter of 2020, primarily due to the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050. The Company also maintains ample liquidity, with cash and cash equivalents of $1.8 billion at the end of the third quarter of 2020.
Highlights for the third quarter and first nine months of 2020 compared to the same periods of 2019 are included below.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release
Non-Life:
▪Non-life net premiums written were down 14% for the third quarter of 2020 and 16% for the first nine months of 2020 compared to the same periods of 2019. The decrease reflects premium exposure adjustments resulting from the current economic downturn and the Company's focus on portfolio optimization throughout 2020.
▪The Non-life underwriting loss was $20 million (combined ratio of 101.6%) for the third quarter of 2020 and $327 million (combined ratio of 109.0%) for the first nine months of 2020. The underwriting loss included COVID-19 related losses, net of retrocession and reinstatement premiums, of $28 million (2.2 points) for the third quarter of 2020, driven by the Specialty segment, and $351 million (9.6 points) for the first nine months of 2020 ($160 million or 7.1 points in the P&C segment, and $191 million or 13.7 points in the Specialty segment). Catastrophic losses, net of retrocession and reinstatement premiums, for the third quarter and first nine months of 2020 of $44 million (3.5 points and 1.2 points, respectively) related to Hurricane Laura, which included $37 million in the P&C segment and $7 million in the Specialty segment. During the third quarter of 2020, an aggregation of mid-sized catastrophic and made-made losses also had a significant adverse impact on both the P&C and Specialty segments.
▪The Specialty segment reported a combined ratio of 96.1% and 116.7% for the third quarter and first nine months of 2020, respectively, compared to 91.7% and 101.6% for the same periods of 2019. The combined ratio deterioration across both periods was driven primarily by COVID-19 related losses (5.6 points and 13.7 points for the third quarter and first nine months of 2020, respectively), and a higher frequency of mid-sized losses. For the first nine months of 2020, this was partially offset by a decrease in large losses, as the first nine months of 2019 included a large aviation loss of 2.9 points on the Specialty combined ratio. The Specialty segment included net favorable prior years' reserve development of 0.4 points and net adverse prior years' development of 8.7 points for the third quarter and the first nine months of 2020, respectively, compared to net adverse prior years' development of 2.8 points and 6.4 points for the same periods of 2019.
▪The P&C segment reported a combined ratio of 105.1% and 104.2% for the third quarter and first nine months of 2020, respectively, compared to 99.4% and 91.4% for the same periods of 2019. This was driven by a higher level of mid-sized losses across both comparative periods, and for the first nine months of 2020, also included losses related to COVID-19 (7.1 points). Large catastrophic losses decreased, as 4.8 points and 1.6 points of losses related to Hurricane Laura for the third quarter and first nine months of 2020, respectively, compared to 11.5 points and 4.2 points from the same respective periods of 2019 related to Hurricane Dorian and Typhoon Faxai. The P&C segment included net favorable prior years' reserve development of 5.4 points and 2.1 points for the third quarter and the first nine months of 2020, respectively, compared to 1.5 points and 3.4 points of net favorable prior years' reserve development for the same periods of 2019.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release
Life and Health:
▪Net premiums written were down 1% for the third quarter and flat for the first nine months of 2020, compared to the same periods of 2019.
▪Allocated underwriting result was a profit of $26 million in the third quarter of 2020, compared to $31 million for the third quarter of 2019, as the impact of favorable experience in the Company's longevity business was offset by adverse experience in short-term life business, higher expenses, and a lower level of net investment income compared to the same period of 2019.
▪Allocated underwriting result was a profit of $49 million for the first nine months of 2020, compared to $75 million for the first nine months of 2019, driven by COVID-19 related losses of $15 million, adverse experience in the Company's short term life business and an unfavorable impact in the guaranteed minimum death benefits (GMDB) line of business following decreases in equity markets, partially offset by the favorable impact of certain portfolio recaptures and favorable experience in the Company's longevity business.
Investments:
▪Net investment return in the third quarter of 2020 was $342 million, or 1.8%, and included net investment income of $100 million, net realized and unrealized investment gains of $239 million and interest in earnings of equity method investments of $3 million. This compares to a net investment return of $225 million, or 1.3%, for the third quarter of 2019, and included net investment income of $109 million, net realized and unrealized investment gains of $114 million and interest in earnings of equity method investments of $2 million.
▪Net investment return for the first nine months of 2020 was $466 million, or 2.6%, which included net investment income of $276 million, net realized and unrealized investment gains of $185 million and interest in earnings of equity method investments of $5 million. This compares to a net investment return of $1,143 million, or 6.6%, for the first nine months of 2019, which included net investment income of $340 million, net realized and unrealized investment gains of $765 million and interest in earnings of equity method investments of $38 million.
▪Net investment income was down $9 million for the third quarter of 2020 and $64 million for the first nine months of 2020, compared to the same periods of 2019, primarily due to the sales of higher yielding bank loan investments and the impact of lower reinvestment rates, driven by significant decreases in worldwide risk-free rates in the first quarter of 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release
▪Net realized and unrealized investment gains of $239 million for the third quarter of 2020 included net realized and unrealized investment gains of $14 million on fixed maturities and short-term investments, net realized and unrealized investment gains of $168 million on equities, and net realized and unrealized investment gains of $57 million on other invested assets. Gains on fixed maturities and short-term investments were driven by the narrowing of worldwide credit spreads. Gains on equities were primarily unrealized and driven by a recovery in public equity funds from increases in worldwide equity markets. Gains on other invested assets were driven by unrealized gains related to the Company's U.S. bank loans that benefited from a narrowing in non-investment grade credit spreads, as well as gains on private equities. In comparison, net realized and unrealized investment gains were $114 million in the third quarter of 2019, which included net realized and unrealized investment gains of $41 million on fixed maturities and short-term investments and $73 million of net realized and unrealized investment gains on equities and other invested assets.
▪Net realized and unrealized investment gains of $185 million for the first nine months of 2020 included net realized and unrealized investment gains of $225 million on fixed maturities and short-term investments, and $31 million of net realized and unrealized investment gains on equities, partially offset by $71 million of net realized and unrealized investment losses on other invested assets. Gains on fixed maturities and short-term investments were primarily unrealized and reflect the benefit of decreases in worldwide risk-free rates, partially offset by the widening of worldwide credit spreads. Gains on equities were driven by increases in certain public equity funds. Losses on other invested assets included $36 million of net unrealized losses primarily driven by the Company's U.S. bank loans that were impacted by a widening of non-investment grade credit spreads. The Company also recognized net realized losses of $34 million on other invested assets driven by sales within the bank loan portfolios. For the first nine months of 2019, net realized and unrealized investment gains of $765 million included net realized and unrealized investment gains of $484 million on fixed maturities and short-term investments and $281 million of net realized and unrealized investment gains on equities and other invested assets.
▪Interest in earnings of equity method investments of $3 million and $5 million in the third quarter and the first nine months of 2020, respectively, primarily reflects net mark-to-market gains on private equity funds.
▪As of September 30, 2020, reinvestment rates were 1.6% compared to the Company's fixed income investment portfolio yield of 2.5% for the third quarter of 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release
Other Income Statement Items:
▪Other expenses of $100 million (expense ratio of 6.2%) for the third quarter of 2020 were up $20 million compared to $80 million (expense ratio of 4.7%) for the same period of 2019. Other expenses of $268 million (expense ratio of 5.6%) for the first nine months of 2020 were up $13 million compared to $255 million (expense ratio of 5.3%) for the same period of 2019. The increase for the third quarter and first nine months of 2020 was driven primarily by higher personnel expenses, as well as an increase in consulting and professional fees related to accounting standard change projects.
▪Net foreign exchange losses were $44 million for the third quarter of 2020, driven by the depreciation of the U.S. dollar against certain major currencies (primarily the Canadian dollar and British Pound) and the cost of hedging. Net foreign exchange gains were $51 million for the first nine months of 2020, driven by the appreciation of the U.S. dollar against certain major currencies (primarily the Canadian dollar and British pound), net of the cost of hedging. This compared to gains of $39 million and losses of $8 million for the third quarter and first nine months of 2019, respectively, driven by the strengthening of the U.S. dollar against most major currencies and hedging costs, respectively.
▪The impact of net foreign exchange gains and losses in the income statement during 2020 was significantly offset by changes in the foreign currency translation adjustment in other comprehensive income, which increased by $26 million in the third quarter of 2020 and decreased by $71 million for the first nine months of 2020.
▪Interest expense was $9 million and $25 million for the third quarter and first nine months of 2020, respectively, compared to $10 million and $32 million for the same periods of 2019. During the second quarter of 2019, the Company issued $500 million 3.70% Senior Notes due 2029 and used the proceeds to early redeem the $500 million 5.50% Senior Notes due 2020 in the third quarter of 2019. These transactions resulted in the lower interest expense compared to the same periods of 2019. Loss on redemption of debt of $15 million for the third quarter and first nine months of 2019 related to the redemption of the Company's 5.50% Senior Notes due 2020 at a make-whole redemption price.
▪Preferred dividends of $12 million and $35 million for the third quarter and first nine months of 2020, respectively, were comparable to the same periods of 2019.
▪Income tax expense was $5 million on pre-tax income of $223 million in the third quarter of 2020, compared to an expense of $29 million on pre-tax income of $257 million for the same period of 2019. Income tax benefit was $23 million on pre-tax income of $13 million for the first nine months of 2020, compared to an expense of $104 million on pre-tax income of $1,137 million in for the first nine months of 2019.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release
Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $19.5 billion at September 30, 2020, up 9.4% compared to December 31, 2019. The increase to September 30, 2020 was primarily driven by the $466 million net investment return for the first nine months of 2020, the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050 during the third quarter of 2020, a $221 million increase in net payables for securities purchased and other positive underwriting cash flows.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $14.7 billion at September 30, 2020, representing 76% of the total investments and cash and cash equivalents.
▪The average credit rating of the fixed income portfolio was AA as of September 30, 2020. The expected average duration of the public fixed income portfolio at September 30, 2020 was 1.7 years, while the average duration of the Company’s liabilities was 4.5 years.
▪No dividends were declared or paid to common shareholders in the third quarter of 2020, compared to $120 million for the third quarter of 2019. Dividends declared and paid to common shareholders were $50 million for the first nine months of 2020, compared to $200 million for the same period of 2019.
▪Common shareholder's equity (or book value) of $6.4 billion and tangible book value of $5.9 billion at September 30, 2020 decreased by 2.0% and 2.1%, respectively, compared to December 31, 2019, primarily due to the foreign currency translation adjustment and dividends on common shares for the first nine months of 2020. Book value, excluding dividends on common shares for 2020, was down 1.3% compared to December 31, 2019.
▪Total capital was $9.1 billion at September 30, 2020, up 4.6% compared to December 31, 2019, primarily due to the issuance of the Junior Subordinated Notes during the third quarter of 2020, partially offset by the decrease in common shareholder's equity for the first nine months of 2020. In October 2020, the Company used a portion of the proceeds from the issuance of the Junior Subordinated Notes to fully redeem its 5.875% Series F Preferred Shares at a redemption price of $68 million inclusive of accrued dividends.
▪Cash provided by operating activities was $302 million and $781 million for the third quarter and first nine months of 2020, respectively, compared to $394 million and $704 million for the third quarter and first nine months of 2019, respectively. The decrease for the third quarter and increase for the first nine months of 2020 over the same periods of 2019 was primarily driven by cash flows from underwriting operations.
_______________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2019, total revenues were $7.9 billion. At September 30, 2020, total assets were $26.6 billion, total capital was $9.1 billion and total shareholders’ equity was $7.1 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/

Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenues
Gross premiums written	$1,601,402	$1,706,139	$5,200,995	$5,732,283
Net premiums written	$1,434,444	$1,614,276	$4,703,337	$5,397,235
Decrease (increase) in unearned premiums	166,500	82,295	52,110	(607,399)
Net premiums earned	1,600,944	1,696,571	4,755,447	4,789,836
Net investment income	100,209	109,423	275,622	340,318
Net realized and unrealized investment gains	238,642	113,594	185,312	764,522
Other income	5,737	3,806	8,778	11,376
Total revenues	1,945,532	1,923,394	5,225,159	5,906,052
Expenses
Losses and loss expenses	1,251,927	1,224,862	3,984,534	3,429,349
Acquisition costs	319,369	375,317	982,760	1,059,474
Other expenses	99,760	79,645	268,348	254,668
Interest expense	8,807	10,011	25,271	31,857
Loss on redemption of debt	—	15,175	—	15,175
Amortization of intangible assets	2,449	2,795	7,469	8,505
Net foreign exchange losses (gains)	43,658	(38,834)	(51,296)	8,308
Total expenses	1,725,970	1,668,971	5,217,086	4,807,336
Income before taxes and interest in earnings of equity method investments	219,562	254,423	8,073	1,098,716
Income tax expense (benefit)	4,887	29,130	(23,270)	103,639
Interest in earnings of equity method investments	3,324	2,455	5,421	37,852
Net income	217,999	227,748	36,764	1,032,929
Preferred dividends	11,604	11,604	34,812	34,812
Net income available to common shareholder	$206,395	$216,144	$1,952	$998,117
Comprehensive income (loss)
Net income	$217,999	$227,748	$36,764	$1,032,929
Change in currency translation adjustment	26,491	(7,871)	(71,039)	29,683
Change in net unrealized gains or losses on investments, net of tax	(5)	(63)	(78)	(1,965)
Change in unfunded pension obligation, net of tax	(425)	94	(788)	45
Comprehensive income (loss)	$244,060	$219,908	$(35,141)	$1,060,692

(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	September 30, 2020	December 31, 2019
Assets
Investments:
Fixed maturities, at fair value	$11,910,878	$10,680,714
Short-term investments, at fair value	1,608,417	1,003,421
Equities, at fair value	1,332,343	1,295,164
Investments in real estate	70,416	71,834
Other invested assets	2,782,544	3,266,009
Total investments	17,704,598	16,317,142
Cash and cash equivalents	1,777,582	1,484,463
Accrued investment income	91,520	109,673
Reinsurance balances receivable	3,325,337	3,400,070
Reinsurance recoverable on paid and unpaid losses	885,317	889,021
Prepaid reinsurance premiums	190,621	80,942
Funds held by reinsured companies	726,444	815,167
Deferred acquisition costs	809,153	874,608
Deposit assets	144,554	168,067
Net tax assets	212,519	179,813
Goodwill	456,380	456,380
Intangible assets	110,068	117,538
Other assets	176,512	169,521
Total assets	$26,610,605	$25,062,405
Liabilities
Non-life reserves	$11,133,368	$10,363,383
Life and health reserves	2,453,438	2,417,044
Unearned premiums	2,487,096	2,433,860
Other reinsurance balances payable	589,826	521,338
Debt	1,931,311	1,398,054
Deposit liabilities	6,516	5,507
Net tax liabilities	148,520	135,966
Accounts payable, accrued expenses and other (1)	724,619	517,084
Total liabilities	19,474,694	17,792,236
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(147,830)	(75,925)
Retained earnings	4,859,042	4,921,395
Total shareholders’ equity	7,135,911	7,270,169
Total liabilities and shareholders’ equity	$26,610,605	$25,062,405

(1) Includes payables for securities purchased of $409 million as at September 30, 2020 compared to $169 million as at December 31, 2019.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net cash provided by operating activities	$301,626	$394,452	$781,062	$703,683
Net cash (used in) provided by investing activities	(405,252)	(598,121)	(906,840)	11,439
Net cash provided by (used in) financing activities	477,476	(649,890)	405,185	(256,264)
Effect of foreign exchange rate changes on cash	12,893	(9,429)	13,712	(5,566)
Increase (decrease) in cash and cash equivalents	386,743	(862,988)	293,119	453,292
Cash and cash equivalents - beginning of period	1,390,839	2,194,187	1,484,463	877,907
Cash and cash equivalents - end of period	$1,777,582	$1,331,199	$1,777,582	$1,331,199

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended September 30, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$762	$484	$1,246	$355	$—	$1,601
Net premiums written	$627	$458	$1,085	$349	$—	$1,434
Decrease (increase) in unearned premiums	145	25	170	(3)	—	167
Net premiums earned	$772	$483	$1,255	$346	$—	$1,601
Losses and loss expenses	(609)	(350)	(959)	(293)	—	(1,252)
Acquisition costs	(185)	(107)	(292)	(27)	—	(319)
Technical result	$(22)	$26	$4	$26	$—	$30
Other income	—	—	—	5	1	6
Other expenses	(17)	(7)	(24)	(21)	(55)	(100)
Underwriting result	$(39)	$19	$(20)	$10	n/a	$(64)
Net investment income				16	84	100
Allocated underwriting result				$26	n/a	n/a
Net realized and unrealized investment gains					239	239
Interest expense					(9)	(9)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(44)	(44)
Income tax expense					(5)	(5)
Interest in earnings of equity method investments					3	3
Net income					n/a	$218
Loss ratio (1)	78.9%	72.5%	76.4%
Acquisition ratio (2)	24.0	22.2	23.3
Technical ratio (3)	102.9%	94.7%	99.7%
Other expense ratio (4)	2.2	1.4	1.9
Combined ratio (5)	105.1%	96.1%	101.6%

	For the three months ended September 30, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$799	$552	$1,351	$355	$—	$1,706
Net premiums written	$709	$554	$1,263	$352	$—	$1,615
Decrease (increase) in unearned premiums	101	(23)	78	4	—	82
Net premiums earned	$810	$531	$1,341	$356	$—	$1,697
Losses and loss expenses	(584)	(340)	(924)	(301)	—	(1,225)
Acquisition costs	(203)	(141)	(344)	(31)	—	(375)
Technical result	$23	$50	$73	$24	$—	$97
Other income	—	—	—	4	—	4
Other expenses	(18)	(6)	(24)	(16)	(40)	(80)
Underwriting result	$5	$44	$49	$12	n/a	$21
Net investment income				19	90	109
Allocated underwriting result				$31	n/a	n/a
Net realized and unrealized investment gains					114	114
Interest expense					(10)	(10)
Loss on redemption of debt					(15)	(15)
Amortization of intangible assets					(3)	(3)
Net foreign exchange gains					39	39
Income tax expense					(29)	(29)
Interest in earnings of equity method investments					2	2
Net income					n/a	$228
Loss ratio (1)	72.1%	64.0%	68.9%
Acquisition ratio (2)	25.1	26.6	25.7
Technical ratio (3)	97.2%	90.6%	94.6%
Other expense ratio (4)	2.2	1.1	1.8
Combined ratio (5)	99.4%	91.7%	96.4%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the nine months ended September 30, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,668	$1,421	$4,089	$1,112	$—	$5,201
Net premiums written	$2,317	$1,293	$3,610	$1,093	$—	$4,703
(Increase) decrease in unearned premiums	(56)	105	49	3	—	52
Net premiums earned	$2,261	$1,398	$3,659	$1,096	$—	$4,755
Losses and loss expenses	(1,756)	(1,250)	(3,006)	(979)	—	(3,985)
Acquisition costs	(549)	(362)	(911)	(72)	—	(983)
Technical result	$(44)	$(214)	$(258)	$45	$—	$(213)
Other (loss) income	(1)	—	(1)	8	2	9
Other expenses	(49)	(19)	(68)	(54)	(146)	(268)
Underwriting result	$(94)	$(233)	$(327)	$(1)	n/a	$(472)
Net investment income				50	226	276
Allocated underwriting result				$49	n/a	n/a
Net realized and unrealized investment gains					185	185
Interest expense					(25)	(25)
Amortization of intangible assets					(6)	(6)
Net foreign exchange gains					51	51
Income tax benefit					23	23
Interest in earnings of equity method investments					5	5
Net income					n/a	$37
Loss ratio	77.7%	89.4%	82.2%
Acquisition ratio	24.3	25.9	24.9
Technical ratio	102.0%	115.3%	107.1%
Other expense ratio	2.2	1.4	1.9
Combined ratio	104.2%	116.7%	109.0%

	For the nine months ended September 30, 2019
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,933	$1,690	$4,623	$1,109	$—	$5,732
Net premiums written	$2,671	$1,633	$4,304	$1,093	$—	$5,397
Increase in unearned premiums	(444)	(155)	(599)	(8)	—	(607)
Net premiums earned	$2,227	$1,478	$3,705	$1,085	$—	$4,790
Losses and loss expenses	(1,421)	(1,094)	(2,515)	(914)	—	(3,429)
Acquisition costs	(559)	(387)	(946)	(113)	—	(1,059)
Technical result	$247	$(3)	$244	$58	$—	$302
Other income	—	—	—	9	2	11
Other expenses	(56)	(20)	(76)	(45)	(134)	(255)
Underwriting result	$191	$(23)	$168	$22	n/a	$58
Net investment income				53	287	340
Allocated underwriting result				$75	n/a	n/a
Net realized and unrealized investment gains					765	765
Interest expense					(32)	(32)
Loss on redemption of debt					(15)	(15)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(8)	(8)
Income tax expense					(104)	(104)
Interest in earnings of equity method investments					38	38
Net income					n/a	$1,033
Loss ratio	63.8%	74.0%	67.9%
Acquisition ratio	25.1	26.2	25.5
Technical ratio	88.9%	100.2%	93.4%
Other expense ratio	2.5	1.4	2.1
Combined ratio	91.4%	101.6%	95.5%

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	September 30, 2020		December 31, 2019
Investments:
Fixed maturities
U.S. government	$1,307,403	7%	$877,196	6%
U.S. government sponsored enterprises	632,000	4	544,520	3
U.S. states, territories and municipalities	138,542	1	157,234	1
Non-U.S. sovereign government, supranational and government related	2,229,279	13	3,255,154	20
Corporate bonds	3,015,707	17	2,662,089	16
Mortgage/asset-backed securities	4,587,947	26	3,184,521	20
Total fixed maturities	11,910,878	68	10,680,714	66
Short-term investments	1,608,417	9	1,003,421	6
Equities	1,332,343	7	1,295,164	8
Investments in real estate	70,416	—	71,834	—
Other invested assets (1)	2,782,544	16	3,266,009	20
Total investments	$17,704,598	100%	$16,317,142	100%
Cash and cash equivalents	1,777,582		1,484,463
Total investments and cash and cash equivalents	19,482,180		17,801,605
Maturity distribution:
One year or less	$2,710,982	20%	$1,673,912	14%
More than one year through five years	3,502,460	26	3,276,078	29
More than five years through ten years	1,886,237	14	2,939,624	25
More than ten years	831,669	6	610,000	5
Subtotal	8,931,348	66	8,499,614	73
Mortgage/asset-backed securities	4,587,947	34	3,184,521	27
Total fixed maturities and short-term investments	$13,519,295	100%	$11,684,135	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,915,772	14%	$2,986,519	26%
AA	8,279,632	61	5,739,019	49
A	1,676,189	13	1,706,119	14
BBB	1,076,967	8	931,082	8
Below Investment Grade/Unrated	570,735	4	321,396	3
	$13,519,295	100%	$11,684,135	100%
Expected average duration		1.7	Yrs	2.7	Yrs
Average yield to maturity at market		1.6%		2.8%
Average credit quality		AA		AA
(1) Other invested assets at September 30, 2020 and December 31, 2019 include $0.8 billion and $1.4 billion, respectively, of U.S. bank loans managed under an externally managed mandate, with net sales of U.S. bank loans during the first nine months of 2020 of $0.5 billion. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at September 30, 2020 was BB-/B+ with the single largest issuer being 2.2% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

September 30, 2020
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,378,681	45.7%	7.1%	0.5%
Consumer cyclical	283,660	9.4	1.5	0.4
Energy	266,649	8.8	1.4	0.2
Industrial	219,107	7.3	1.1	0.1
Insurance	213,481	7.1	1.1	0.4
Utilities	170,034	5.6	0.9	0.2
Consumer non-cyclical	161,524	5.4	0.8	0.1
Real estate and real estate investment trusts	122,041	4.0	0.6	0.1
Communications	96,641	3.2	0.5	0.1
Basic materials	43,416	1.4	0.2	0.1
Technology	37,715	1.3	0.2	0.1
Longevity and mortality bonds	16,433	0.5	0.1	0.1
Other	6,325	0.3	—	—
Total Corporate bonds	$3,015,707	100.0%	15.5%
Finance sector - Corporate bonds
Banks	$791,750	26.2%	4.1%
Investment banking and brokerage	229,372	7.6	1.2
Other	357,559	11.9	1.8
Total finance sector - Corporate bonds	$1,378,681	45.7%	7.1%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$127,576	$356,475	$271,957	$35,742	$791,750
Investment banking and brokerage	—	2,892	31,600	172,185	22,695	229,372
Other	—	71,078	180,440	53,993	52,048	357,559
Total finance sector - Corporate bonds	$—	$201,546	$568,515	$498,135	$110,485	$1,378,681
% of total	—%	14.6%	41.2%	36.1%	8.1%	100.0%

Concentration of investment risk - The top 10 Corporate bond issuers account for 25.2% of the Company’s total corporate bonds. The single largest issuer accounts for 3.2% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Fixed maturities	$73,615	$89,552	$220,242	$298,059
Short-term investments and cash and cash equivalents	2,512	5,364	10,515	20,037
Equities, investments in real estate, funds held and other	30,359	25,670	84,296	49,832
Investment expenses	(6,277)	(11,163)	(39,431)	(27,610)
Net investment income	$100,209	$109,423	$275,622	$340,318
Net realized investment gains on fixed maturities and short-term investments	$5,156	$70,165	$11,300	$221,659
Net realized investment gains (losses) on equities	15,475	(174)	11,773	6,241
Net realized investment (losses) gains on other invested assets	(194)	9,385	(34,099)	9,472
Net realized investment gains (losses)	$20,437	$79,376	$(11,026)	$237,372
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	$8,591	$(29,346)	$213,517	$262,620
Change in net unrealized investment gains on equities	152,343	67,836	18,870	244,103
Change in net unrealized investment gains (losses) on other invested assets	58,897	(4,272)	(32,548)	20,192
Net other realized and unrealized investment (losses) gains	(1,626)	—	(3,501)	235
Change in net unrealized investment gains	$218,205	$34,218	$196,338	$527,150
Net realized and unrealized investment gains	$238,642	$113,594	$185,312	$764,522

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$10,758,847	$9,867,699	$10,363,383	$9,895,376
Reinsurance recoverable at beginning of period	(754,698)	(749,325)	(754,795)	(850,946)
Net liability at beginning of period	10,004,149	9,118,374	9,608,588	9,044,430
Net incurred losses related to:
Current year	1,003,059	921,134	2,931,429	2,497,018
Prior years	(44,189)	3,240	74,557	17,757
	958,870	924,374	3,005,986	2,514,775
Net losses paid	(719,813)	(698,105)	(2,281,347)	(2,213,327)
Effects of foreign exchange rate changes and other	118,375	(115,741)	28,354	(116,976)
Net liability at end of period	10,361,581	9,228,902	10,361,581	9,228,902
Reinsurance recoverable at end of period	771,787	681,458	771,787	681,458
Gross liability at end of period	$11,133,368	$9,910,360	$11,133,368	$9,910,360
Breakdown of gross liability at end of period:
Case reserves	$4,451,173	$4,093,384	$4,451,173	$4,093,384
Additional case reserves	134,697	153,432	134,697	153,432
Incurred but not reported reserves	6,547,498	5,663,544	6,547,498	5,663,544
Gross liability at end of period	$11,133,368	$9,910,360	$11,133,368	$9,910,360
Gross liability at end of period by Non-life segment:
P&C	7,646,343	6,871,475	7,646,343	6,871,475
Specialty	3,487,025	3,038,885	3,487,025	3,038,885
Gross liability at end of period	$11,133,368	$9,910,360	$11,133,368	$9,910,360
Unrecognized time value of non-life reserves (1)	$115,372	$361,061	$115,372	$361,061
(1) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,406,160	$2,312,182	$2,417,044	$2,198,080
Reinsurance recoverable at beginning of period	(18,556)	(11,705)	(16,183)	(11,829)
Net liability at beginning of period	2,387,604	2,300,477	2,400,861	2,186,251
Net incurred losses	293,057	300,488	978,548	914,574
Net losses paid	(319,751)	(370,354)	(940,722)	(878,571)
Effects of foreign exchange rate changes and other	78,045	(57,920)	268	(49,563)
Net liability at end of period	2,438,955	2,172,691	2,438,955	2,172,691
Reinsurance recoverable at end of period	14,483	9,943	14,483	9,943
Gross liability at end of period	$2,453,438	$2,182,634	$2,453,438	$2,182,634
Life value in force (1)	$194,700	$287,700	$194,700	$287,700

(1) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits, and takes into consideration the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		September 30, 2020
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$828
U.S. Northeast	Hurricane	811
U.S. Gulf Coast	Hurricane	744
Caribbean	Hurricane	245
Europe	Windstorm	469
Japan	Typhoon	394
California	Earthquake	756	$1,105
Japan	Earthquake	499	566
Australia	Earthquake	298	413
New Zealand	Earthquake	287	427
British Columbia	Earthquake	170	344

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the nine months ended
	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net income available to common shareholder	206,395	13.1%	216,144	13.1%	1,952	—%	998,117	21.4%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the period. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the nine months ended
Calculation of average common shareholder's equity	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Beginning of period common shareholder's equity	$6,199,228	$6,550,204	$6,565,942	$5,812,287
End of period common shareholder's equity	$6,431,684	$6,638,780	$6,431,684	$6,638,780
Average common shareholder's equity	$6,315,456	$6,594,492	$6,498,813	$6,225,534

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	September 30, 2020	December 31, 2019
Tangible book value:
Total shareholders' equity	$7,135,911	$7,270,169
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	6,431,684	6,565,942
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	98,114	109,217
Tangible book value	$5,877,190	$6,000,345

Capital structure:
Senior notes
Senior notes due 2029	$496,055	$495,614
Senior notes due 2026 (2)	870,926	832,351
Junior subordinated notes
Junior subordinated notes due 2050 (3)	494,241	—
Capital efficient notes due 2066	62,484	62,484
Total debt (4)	1,923,706	1,390,449
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,431,684	6,565,942
Total capital	$9,059,617	$8,660,618

(1) The intangible assets in the table above are presented net of tax of $12 million and $8 million at September 30, 2020 and December 31, 2019, respectively.
(2) The increase relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.
(3) During the third quarter, the Company issued $500 million aggregate principal amount of 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050. In October 2020, the Company used a portion of the proceeds from the issuance of the Junior Subordinated Notes to fully redeem its 5.875% Series F Preferred Shares at a redemption price of $68 million inclusive of accrued dividends.
(4) The difference of $8 million between Total debt and Debt on the Consolidated Balance Sheets at September 30, 2020 and December 31, 2019 is due to the Capital efficient notes (CENts). Non-consolidated debt issued externally related to CENts of $62 million does not appear in the Debt line of the Consolidated Balance Sheets, as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets include the related intercompany notes of $70 million issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.